Exhibit 99.1A

Adevinta ASA (ADEA/ADEB) – Extraordinary General Meeting 24 October 2019
Oslo, 24 October 2019
An Extraordinary General meeting of Adevinta ASA (the "Company") was held on 24 October 2019 in Akersgata 55 in Oslo.
All proposals on the agenda were adopted, reference is made to the notice of the Extraordinary General meeting that was published on 1 October 2019, including the following:
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The Extraordinary General Meeting approved the Board's proposal to collapse the Company's A shares and B shares and combine them into one single, joint share class. The ordinary shares will, following completion of the share class combination be trading under the ticker "ADE".

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The Extraordinary General Meeting resolved to grant the Board of Directors with a special authorization to increase the Company's share capital by way of a share issue at par value reserved for holders of A shares for the purpose of compensating them for their loss of the additional voting rights.

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The Extraordinary General Meeting resolved to grant the Board of Directors with a general authorization to increase the Company's share capital, limited up to NOK 7,465,964, which is equal 5.5% of the Company's entire share capital. The authorization shall replace the existing authorization granted to the Board of Directors and is valid until the annual general meeting in 2020, but in no event later than 30 June 2020.

The minutes from the Extraordinary General Meeting is attached and available on www.adevinta.com.
This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.
About Adevinta ASA:
Adevinta ASA is the biggest marketplace specialist in Europe. We help our local digital marketplaces thrive through global connections and networks of knowledge. Our marketplaces unlock the full value in every person, place and thing – helping local communities prosper and leaving a positive footprint on the world.
For more information on Adevinta ASA please visit:
www.adevinta.com/
For further information please contact:
Jo Christian Steigedal
Investor Relations
E-mail: ir@adevinta.com
IMPORTANT NOTICE TO U.S. SHAREHOLDERS
The share collapse and rights issue described in this document involve securities of a foreign company. The share collapse and rights issue are subject to disclosure requirements of a foreign country that are different from those of the United States.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.